Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

January 18, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re:	Rochdale Core Alternative Strategies Fund TEI, LLC (the “Fund”)
File No.: 811-21965

Dear Sir or Madam:

On January 9, 2013, the Fund filed a preliminary proxy statement in preparation for a special shareholder meeting scheduled for the first quarter of 2013 (accession number 0000894189-13-000114).  The Fund subsequently filed an amendment to the preliminary proxy statement on January 14, 2013 (accession number 0000894189-13-000169) to add an additional proposal regarding the payment of the management fee to the Fund’s investment manager.  As a result of the Fund’s amended filing, please disregard the original preliminary proxy statement filed on January 9, 2013.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (212) 880-9831.

Very truly yours,

/s/ Greg Kramer
Greg Kramer